Exhibit 99.2

Special Meeting of Shareholders
November 20, 2024
Report on Voting Results
Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

A special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Bitfarms Ltd. (the “Company”) was held on November 20, 2024. Shareholders holding an aggregate of 230,227,376 common shares of the Company (“Common Shares”), being 50.83% of the issued and outstanding Common Shares as of the record date of October 17, 2024, were present or represented by proxy at the Meeting.

1.	Number of Directors

Based on the proxies received and the votes at the Meeting, Shareholders voted in favor of increasing the number of directors of the Company from five to six. The outcome of the vote was as follows:

Votes For (#)	Votes Against (#)	Votes For (%)	Votes Against (%)
225,261,549	4,965,822	97.84	2.16

Notes:

(1)	5 shares represented by proxy were not voted on this item of business.

2.	Election of Director

Based on the proxies received and the votes at the Meeting, Shareholders voted in favor of electing Andrew J. Chang to the board of directors. The outcome of the vote was as follows:

Votes For (#)	Votes Against (#)	Votes For (%)	Votes Against (%)
159,301,723	2,172,110	98.65	1.35

Notes:

(1)	68,753,543 shares represented by proxy were not voted on this item of business.

3.	Approval of the Rights Plan

Based on the proxies received and the votes at the Meeting, Shareholders voted in favor of approving the shareholder rights plan agreement entered into with TSX Trust Company as rights agent, dated July 24, 2024. The outcome of the vote was as follows:

Votes For (#)	Votes Against (#)	Votes For (%)	Votes Against (%)
159,185,101	2,288,734	98.58	1.42

Notes:

(1)	68,753,541 shares represented by proxy were not voted on this item of business.